February 20, 2025

Hua Chen
Chief Executive Officer
Polibeli Group Ltd
Polibeli, Lt 49th Sahid Sudirman Centre
Jl. Jenderal Sudirman No. Kav. 13-15 Lt 49
RT.10/RW.11, Karet Tengsin, Kecamatan Tanah Abang
Kota Jakarta Pusat, Daerah Khusus Ibukota Jakarta
Republic of Indonesia

Yixuan Yuan
Chief Executive Officer
Chenghe Acquisition II Co.
38 Beach Road #29-11
South Beach Tower
Singapore

       Re: Polibeli Group Ltd
           Chenghe Acquisition II Co.
           Amendment No. 4 to Draft Registration Statement on Form F-4 Submitted February 3, 2025
           CIK No. 0002035697
Dear Hua Chen and Yixuan Yuan:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
 February 20, 2025
Page 2

Amendment No. 4 to Draft Registration Statement on Form F-4
Cover Page

1.    Revise your Resale Prospectus to disclose at what price the Company
Shareholder
      intends to sell the shares registered consistent with Item 501(b)(3) of Regulation S-K.
      In this regard, given your disclosure that the Company Shareholder is deemed to be an
         underwriter    within the meaning of Section 2(a)(11) of the
Securities Act, this
      offering appears to be primary offering that is ineligible to be conducted "at-the-
      market" pursuant to Rule 415(a)(4) and the shares must be sold at a fixed price for the duration of the offering.
       Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Chris Centrich